UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Special Value Continuation Fund, LLC

Address of Principal Office:	c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

Telephone Number:	(310) 566-1094

Name and address for agent for service of process:	Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Santa Monica and the State of California on the 2nd day of May, 2011.

SPECIAL VALUE CONTINUATION
FUND, LLC

By:	/s/ Howard M. Levkowtiz
Name:	Howard M. Levkowitz
Title:	President and Director

By:	/s/ Elizabeth Greenwood
Name:	Elizabeth Greenwood
Title:	Secretary and
Chief Compliance Officer